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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A (Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

Avantair, Inc.
 (Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

05350T101
 (CUSIP Number)

March 24, 2010
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05350T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management LLC 13-3984298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,025,600

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,025,600

	8.	Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
The Reporting Person owns 1,025,600 shares consisting of 483,866 shares of common stock, and 541,734 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 3.9%1

12.	Type of Reporting Person (See Instructions) HC; OO (Limited Liability Company)

________________________

1 Based on 26,355,350 outstanding shares of common stock of Avantair, Inc. as of March 5, 2010.

 CUSIP No.  05350T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management Inc. 13-3984786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 234,946

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 234,946

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person The Reporting Person owns 234,946 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.9%2

12.	Type of Reporting Person (See Instructions) HC; CO

________________________

2 Based on 26,355,350 outstanding shares of common stock of Avantair, Inc. as of March 5, 2010.

CUSIP No.  05350T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Solit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,000

	6.	Shared Voting Power 1,260,546

	7.	Sole Dispositive Power 12,000

	8.	Shared Dispositive Power 1,260,546

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
The Reporting Person owns 1,272,546 shares consisting of 495,866 shares of common stock, and 776,680 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.8%3

12.	Type of Reporting Person (See Instructions) IN; HC

________________________

3 Based on 26,355,350 outstanding shares of common stock of Avantair, Inc. as of March 5, 2010.

Item 1.
	(a)	Name of Issuer AVANTAIR, INC.
	(b)	Address of Issuer's Principal Executive Offices 4311 General Howard Drive Clearwater, FL 33762

Item 2.
	(a)	Name of Person Filing This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and (iii) Paul J. Solit
	(b)	Address of Principal Business Office or, if none, Residence (i), (ii), and (iii) 825 Third Avenue, 33rd Floor New York, New York 10022
	(c)	Citizenship (i) New York (ii) Delaware (iii) U.S.
	(d)	Title of Class of Securities Common Stock, par value $.001 per share
	(e)	CUSIP Number 05350T101
Item 3.	Not Applicable
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Potomac Capital Management LLC
	(a)	Amount beneficially owned:
	(b)	Percent of class: 3.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,025,600
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 1,025,600
		(iv)	Shared power to dispose or to direct the disposition of 0

Potomac Capital Management, Inc.
	(a)	Amount beneficially owned:
	(b)	Percent of class: 0.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 234,946
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 234,946
		(iv)	Shared power to dispose or to direct the disposition of 0

Paul J. Solit
(a) Amount beneficially owned:
(b) Percent of class: 4.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 12,000
(ii) Shared power to vote or to direct the vote 1,260,546
(iii) Sole power to dispose or to direct the disposition of 12,000
(iv) Shared power to dispose or to direct the disposition of 1,260,546
Item 5.	Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 20th Day of April, 2010

POTOMAC CAPITAL MANAGEMENT LLC

	By:	/s/ Paul J. Solit
Paul J. Solit, Managing Member

POTOMAC CAPITAL MANAGEMENT INC.

By: /s/ Paul J. Solit
Paul J. Solit, President

PAUL J. SOLIT

By: /s/ Paul J. Solit
Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.
Exhibit B	Joint Filing Agreement dated April 20, 2010 among Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul J. Solit